# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Transcode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L402
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 03/07/2025
Filed by CIK 0002062715
Persons authorized to receive notices and communications: Garrett F. Bishop, 777 East Wisconsin Avenue, Milwaukee, Wisconsin (WI), 53202, (414) 319-7024

## Reporting persons
- Thomas Joseph Tracy (CIK 0002062715): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 35,000; shared voting power 0; sole dispositive power 35,000; shared dispositive power 0; aggregate amount beneficially owned 35,000 (5% of the class)
  Comment: Percent of class is calculated based on 696,249 shares of Common Stock outstanding as of December 17, 2024, as reported by the Issuer in its Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission (the "SEC") on December 30, 2024. The percentage of ownership reported was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Transcode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Thomas J. Tracy (the "Reporting Person").
Residence or business address: The address of the Reporting Person is 5102 Hartridge Way, Greensboro, North Carolina 27407.
Present principal occupation or employment: The Reporting Person is an investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisition of the holdings set forth in this Schedule 13D was the Reporting Person's personal finances in the amount of approximately $55,600.

## Item 4. Purpose of Transaction
Purpose of transaction:
The original purpose of the transactions that occasioned this filing was an investment by the Reporting Person in the ordinary course of his business and with neither the purpose nor effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. As of March 10, 2025, however, the Reporting Person determined to initiate discussions with management and the Board of the Issuer concerning ways to create shareholder value through a discussion of an adoption of a more decisive and long-term commercialization and fundraising approach to bring the Issuer's candidate to the market while reducing reliance on short-term higher-cost funding of operations. Such discussions may include a future presentation to the Board and/or management. Such discussions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may change his purpose or formulate plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 35,000 shares of Common Stock (5.0%) by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: 35,000 shares of Common Stock (5.0%) by the Reporting Person (sole power to vote and dispose).
Transactions in the class effected during the past sixty days:
The Reporting Persons made the following purchases (and no sales) of Common Stock in the past sixty days:

Trade Date - # of Shares Purchased - Price Per Share - Where & How Transaction Effected

03/07/2025 - 2,500 - $1.57 - Open Market Transaction

03/07/2025 - 2,500 - $1.61 - Open Market Transaction

03/07/2025 - 2,500 - $1.57 - Open Market Transaction

03/07/2025 - 2,500 - $1.61 - Open Market Transaction

03/07/2025 - 2,000 - $1.57 - Open Market Transaction

03/07/2025 - 2,500 - $1.59 - Open Market Transaction

03/07/2025 - 2,500 - $1.59 - Open Market Transaction

03/07/2025 - 2,500 - $1.60 - Open Market Transaction

03/07/2025 - 2,500 - $1.56 - Open Market Transaction

03/07/2025 - 2,500 - $1.62 - Open Market Transaction

03/07/2025 - 3,000 - $1.59 - Open Market Transaction

03/07/2025 - 2,500 - $1.59 - Open Market Transaction

03/07/2025 - 2,500 - $1.60 - Open Market Transaction

03/07/2025 - 2,500 - $1.60 - Open Market Transaction
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Thomas Joseph Tracy: /s/ Thomas Joseph Tracy, Thomas Joseph Tracy (03/20/2025)